EXHIBIT 12.1

SARA LEE CORPORATION AND SUBSIDIARIES

Computation of Ratio of Earnings to Fixed Charges

(in millions, except ratios)

	Twenty-Six Weeks Ended
	December 27, 2003 (1)	December 28, 2002 (2)
Fixed charges:
Interest expense	$132	$135
Interest portion of rental expense	32	30

Total fixed charges before capitalized interest and preference security dividends	164	165
Preference security dividends of consolidated subsidiaries	—	9
Capitalized interest	5	3

Total fixed charges	$169	$177

Earnings available for fixed charges:
Income before income taxes	$660	$798
Less undistributed income in minority-owned companies	—	5
Add minority interest in majority-owned subsidiaries	3	8
Add amortization of capitalized interest	10	12
Add fixed charges before capitalized interest and preference security dividends	164	165

Total earnings available for fixed charges	$837	$988

Ratio of earnings to fixed charges	5.0	5.6

(1)	During the first six months of fiscal 2004, the corporation recorded a pretax charge of $8 million in connection with certain restructuring activities.

(2)	During the first six months of fiscal 2003, the corporation recorded a pretax credit of $12 million in connection with certain exit activities and business dispositions that were completed for amounts more favorable than originally estimated.